EXHIBIT 99.1

PyroGenesis Provides Update on Financing and Corporate Matters

MONTREAL, Feb. 21, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX:PYR) (NASDAQ:PYR) (FRA:8PY) (the “Company” or “PyroGenesis”) is pleased to announce that to date, it has received commitments in excess of $10.0 million under its private placement of units of the Company announced on February 14, 2023 (the “Offering”), including the concurrent $2.5 million private placement to the CEO (the “Concurrent Placement”). The Offering is being completed under the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions, with Cormark Securities Inc. as lead agent. The Offering is expected to close on or about February 23, 2023, or such other date as the Company and Cormark Securities Inc. may agree. The net proceeds from the Offering and Concurrent Placement will be used for working capital and general corporate purposes.

The closing of the Offering and the concurrent private placement to the CEO is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the acceptance of the Toronto Stock Exchange. There is an offering document related to the Offering that can be accessed under the Company’s profile at www.sedar.com and www.pyrogenesis.com. Prospective investors should read this offering document before making an investment decision.

Payment Schedule under DROSRITE™ Contract

As previously announced by the Company on October 4, 2022, an additional payment of approximately $682,000 (US$0.5 million) was received under the Company’s DROSRITE™ contract. At December 31, 2022, a balance of approximately $12.8 million (US$9.4 million) was owed to the Company under the DROSRITE™ contract.

An initial off-site facility has been commissioned by the end user of the DROSRITE™ systems and is fully operational since April 2022. The construction of the on-site facility, using DROSRITE™ systems, has begun, and the Company has agreed, following discussions with its customer and its financing partners, to revise the payment schedule with its customer while it is completing its additional financing for the on-site facility. As a result of the strong relationship developed with the customer, the Company believes it was in its best interests to support its customer. The revised payment schedule provides for the payment of US$1.5 million in the coming weeks, followed by US$6.2 million to be paid on a monthly basis over a period of six months commencing in April 2023, with the balance to be paid at a later date to better reflect the timing of need and usage.

Regulatory Matters

The Company announces that on February 17, 2023, the Company received a motion from the Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Québec, filed with the Superior Court of Québec (the “Court”) pursuant to which the AMF is asking the Court to determine whether certain documents previously requested by the AMF from the Company are subject to solicitor-client privilege.

The motion was filed by the AMF in connection with an investigation being conducted in the context of applicable securities laws. The Company understands the AMF is investigating certain actions taken by the President and Chief Executive Officer of the Company, Mr. P. Peter Pascali, in connection with a settlement agreement entered into on April 30, 2018 between the Company and Phoenix Haute Technology Inc. (“Phoenix”), a company controlled by the father of Mr. P. Peter Pascali, and ancillary transactions.

Pursuant to the terms of the board approved settlement agreement, and as further disclosed in the annual information form of the Company for the year ended December 31, 2020, available under the Company’s profile on SEDAR at www.sedar.com, under “Interest of Management and Others in Material Transactions – Settlement of Claim”, the Company issued for $3.7 million of units comprised of common shares and warrants to Phoenix in 2018, to settle a $5.5 million claim of Phoenix with respect to the unpaid portion of the consideration payable by the Company to Phoenix for an acquisition of intellectual property rights completed in 2011.

To the Company’s knowledge, the investigation of the AMF does not involve any allegations of wrongdoing by the Company. The AMF has neither announced any proceedings nor filed any charges. The Company and its President and Chief Executive Officer will continue to cooperate, if and as requested, consistent with their practice to always cooperate with regulatory authorities. The Company and Mr. P. Peter Pascali believe that no corporate or securities laws have been breached, but cannot predict whether any enforcement action will result from the investigation.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., is a high-tech company, and a proud leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary and Forward-Looking Statements

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons or persons in the United States except in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the benefit of, U.S. persons or persons in the United States. “United States” and “U.S. person” have the meanings ascribed to them in Regulation S under the U.S. Securities Act.

This news release includes certain forward-looking statements, including, without limitation, statements concerning the anticipated closing of the Offering and the concurrent private placement, the use of proceeds of the Offering, the size of the Offering, the reliance on the listed issuer financing exemption, the future performance of our business, operations and financial condition, the payments to be received under the DROSRITE™ contract, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Such risks include, but are not limited to, the failure to complete the Offering in the timeframe and on the terms as anticipated by management, the ability to obtain all necessary regulatory approvals, the default or delay by the end user of the DROSRITE™ systems and other customers in meeting their payment obligations to the Company, and the scope of the investigation of the AMF being broader than currently understood by management. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, we disclaim any intent or obligation to update any forward-looking statement, whether as a result of new information, future events, or results or otherwise.

For further information please contact:
Rodayna Kafal, Vice President, IR & Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/